t: +27 11 619 3331
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coffey.com

TO:	The Toronto Stock Exchange
NYSE MKT LLC
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

AND TO:	Platinum Group Metals Ltd.

RE:	Platinum Group Metals Ltd. (the “Company”) – Consent of Qualified Person

1.

I, Alan Bernard Goldschmidt,, am responsible for preparing the technical report titled “Revised and Updated Mineral Resource Estimate for Waterberg Joint Venture and Waterberg Extension Projects, South Africa”, with an effective date of June 12, 2014 (the “Technical Report”) and do hereby consent to the public filing of the Technical Report.

2.

I also consent to use of extracts from, or a summary of, the Technical Report in the news release of the Company dated June 12, 2014 (the “News Release”) and the material change report of the Company dated June 12, 2014 (the “Material Change Report”) and any publication or use by the Company for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

3.

I certify that I have read the News Release and the Material Change Report that the Technical Report supports being filed by the Company and that the News Release and Material Change Report fairly and accurately represent the information in the Technical Report.

Dated this 25th day of July, 2014.

[signed]

Alan Bernard Goldschmidt
B.Sc. (Hons) Geology, GDE, Pr.Sci.Nat., MGSSA

Coffey Mining South Africa (Pty) Ltd (2006/030152/079)
VAT Number (415 023 9327)
Block D, Somerset Office Estate, 604 Kudu Street, Allen’s Nek 1737
Roodepoort, South Africa
www.coffey.com/mining